March 8, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Brian Cascio
Accounting Branch Chief

Re:	The Cooper Companies, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2016
Filed December 22, 2016
Form 8-K filed December 8, 2016
File No. 001-08597

Dear Mr. Cascio,

This letter is the response of The Cooper Companies, Inc. (“we”, or the “Company”) to the comments contained in the Staff’s letter to Albert G. White, III, the Company’s Executive Vice President, Chief Financial Officer and Chief Strategy Officer, dated 23 February, 2017. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 8-K filed December 8, 2016

Exhibit 99.1

1. You disclose non-GAAP gross margin and operating margin on pages 1 to 3. In future filings when you present a non-GAAP measure please include a reconciliation to the most directly comparable financial measure presented in accordance with GAAP as required by Item 10(e)(B) of Regulation S-K.

Response

We note the Staff’s comment and included in our earnings release filed on March 2, 2017, a reconciliation to the GAAP gross margin and GAAP operating margin presented in the notes to Reconciliation of Selected GAAP to Non-GAAP Results as shown below in Items A and C.

THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Reconciliation of Selected GAAP Results to Non-GAAP Results

(In millions, except per share amounts)

(Unaudited)

	Three Months Ended January 31,
	2017 GAAP	Adjustment		2017 Non-GAAP	2016 GAAP	Adjustment		2016 Non-GAAP
Cost of sales	$186.7	$(1.3	) A	$185.4	$187.6	$(14.0	) A	$173.6
Operating expense excluding amortization	$204.9	$(5.0	) B	$199.9	$188.4	$(11.7	) B	$176.7
Amortization of intangibles	$16.8	$(16.8	) C	$—	$16.2	$(16.2	) C	$—
Other expense, net	$3.3	$(0.2	) D	$3.1	$1.4	$(0.5	) D	$0.9
Provision for (benefit from) income taxes	$4.3	$3.8	E	$8.1	$(1.0)	$4.6	E	$3.6
Diluted earnings per share attributable to Cooper stockholders	$1.53	$0.40		$1.93	$1.05	$0.78		$1.83

A	Our fiscal 2017 GAAP cost of sales includes $0.6 million of facility start-up costs in CooperVision; and $0.7 million of integration costs in CooperSurgical resulting in fiscal 2017 GAAP gross margin of 63% as compared to fiscal 2017 non-GAAP gross margin of 63%. Our fiscal 2016 GAAP cost of sales included $11.3 million of charges primarily for product and equipment rationalization arising from the acquisition of Sauflon, $2.3 million of facility start-up costs in CooperVision; and $0.4 million of integration costs in CooperSurgical resulting in fiscal 2016 GAAP gross margin of 58% as compared to fiscal 2016 non-GAAP gross margin of 61%.
B	Our fiscal 2017 GAAP operating expense includes $5.0 million in charges primarily related to acquisition and integration activities in CooperSurgical. Our fiscal 2016 GAAP operating expense includes $11.7 million in charges primarily related to CooperVision’s integration and restructuring activities related to the acquisition of Sauflon and acquisition and integration costs in CooperSurgical.
C	Amortization expense was $16.8 million and $16.2 million for the fiscal 2017 and 2016 periods, respectively. Items A, B and C resulted in fiscal 2017 GAAP operating margin of 18% as compared to fiscal 2017 non-GAAP operating margin of 23%, and fiscal 2016 GAAP operating margin of 13% as compared to fiscal 2016 non-GAAP operating margin of 22%.
D	These amounts represent the loss on foreign exchange forward contracts related to acquisitions.
E	These amounts represent the increases in the provision for income taxes that arise from the impact of the above adjustments.

2. We note that you present GAAP EPS and non-GAAP EPS on pages 1 to 3 of your earnings release. Please revise future earnings releases to indicate whether these amounts represent basic or diluted earnings per share.

Response

We note the Staff’s comment and indicated in our earnings release filed on March 2, 2017, where applicable, that amounts presented are diluted GAAP EPS and diluted non-GAAP EPS.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filing. Our future filings will reflect our indicated responses, as applicable.

Sincerely,

/s/ Albert G. White, III

Albert G. White, III
Executive Vice President, Chief Financial Officer and Chief Strategy Officer

cc:	Christopher Kaufman – Latham & Watkins